DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249

April 19, 2007

07022933

Exemption No. 82-3226

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On April 13, 2007 Ms. S.D. Chrominska, Mr. R.G. Doe, Mr. P.C. Maurice, and Mr. D.A. Pether resigned as directors of the corporation.

Yours very truly,

Urmas Soomet
Corporate Secretary

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